--------------------------------------------------------------------------------
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

     For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from _____________ to ______________

                         Commission file number: 1-14603

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Investment Plan Supplement for
                       Employees and Field Underwriters of
                           MONY Life Insurance Company

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               THE MONY GROUP INC.
                                  1740 Broadway
                            New York, New York 10019

                  Investment Plan Supplement for Employees and
                Field Underwriters of MONY Life Insurance Company

                                      INDEX



                                                                     Page(s)
                                                                     -------

Independent Auditors' Report                                              1

Financial Statements:
  Statements of Net Assets Available for Benefits
   as of December 31, 2002 and 2001                                       2

  Statement of Changes in Net Assets Available for
   Benefits for the year ended December 31, 2002                          3

  Notes to Financial Statements                                        4-13

Supplemental Schedules*:
  Schedule of Assets (Held at End of Year)
   as of December 31, 2002                                               14

  Schedule of Series of Reportable Transactions for the
   year ended December 31, 2002                                          15

Signature

Exhibit Index                                                            16

  Exhibit 23.1                                                           17

  Exhibit 99.1                                                           18

  Exhibit 99.2                                                           19

  * All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

                          INDEPENDENT AUDITORS' REPORT


To the Benefits Committee of the Board of Directors of MONY Life Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the Investment Plan Supplement for Employees and Field Underwriters of MONY Life Insurance Company (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year), as of December 31, 2002, and series of reportable transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ Mitchell & Titus LLP

New York, New York
May 23, 2003

                  Investment Plan Supplement for Employees and
                Field Underwriters of MONY Life Insurance Company

                 Statements of Net Assets Available for Benefits
                               As of December 31,


                                                       2002             2001
                                                   ------------     ------------
ASSETS

Investments, at fair value:

   MONY's Pooled Accounts                          $226,137,234     $274,424,306

   MONY's Guaranteed Interest Contracts              40,656,367       33,809,410

   Mutual Funds                                      40,663,355       50,298,468

   Common Stock Fund                                 11,998,122       11,724,156
                                                   ------------     ------------

       Total Investments                            319,455,078      370,256,340

Participants' Loans                                  12,339,088       13,209,148
                                                   ------------     ------------

   Net Assets Available for Benefits               $331,794,166     $383,465,488
                                                   ============     ============


   The accompanying notes are an integral part of these financial statements.

                  Investment Plan Supplement for Employees and
                Field Underwriters of MONY Life Insurance Company

            Statement of Changes in Net Assets Available for Benefits
                         for the year ended December 31,


                                                                        2002
                                                                    ------------

Net Assets Available for Benefits, beginning of year                $383,465,488
                                                                    ------------

Additions:
   Participants' Contributions                                        13,874,440

   MONY's Contributions                                                4,898,207

   Interest Income                                                     4,000,845
                                                                    ------------

      Total Additions                                                 22,773,492
                                                                    ------------

Deductions:
   Net change in the fair value of investments in MONY's
    Pooled Accounts, Mutual Funds and Common Stock Fund               47,038,724

   Participants' Benefits                                             26,836,190

   Administrative Expenses                                               569,900
                                                                    ------------

       Total Deductions                                               74,444,814
                                                                    ------------

       Net Decrease                                                   51,671,322
                                                                    ------------

Net Assets Available for Benefits, end of year                      $331,794,166
                                                                    ============


   The accompanying notes are an integral part of these financial statements.

                  Investment Plan Supplement for Employees and
                Field Underwriters of MONY Life Insurance Company

                          Notes to Financial Statements
            As of and for the years ended December 31, 2002 and 2001


NOTE 1.  DESCRIPTION OF THE PLAN:

         The following description is provided for general information purposes only. Participants should refer to the plan document for complete information.

         A. General

         The Investment Plan Supplement for Employees and Field Underwriters of MONY Life Insurance Company (the "Plan") is a defined-contribution profit-sharing plan, with a 401(k) feature, providing for contributions from the employer, MONY Life Insurance Company ("MONY" or the "Company"), and from participating employees and Field Underwriters. All Plan contributions are placed in the MONY Investment Plan and Retirement Plan Trust (the "Trust").

         The assets of the Plan are invested in the following ten funds administered through the Trust: The Money Market Fund (invested in MONY's Pooled Account No. 4), the Special Equity Fund (invested in the Special Equity Fund subaccount of MONY's Pooled Account No. 10B), the Government Fixed Fund ("GFF", invested in MONY's Pooled Account No. 16-'99), the Public Bond Fund (invested in MONY's Pooled Account No.
         38), the Equity Income Fund (invested in MONY's Pooled Account No. 40), and the Guaranteed Interest Contract ("GIC Fund", invested in GICs issued by MONY), the Managed/Balanced Fund (invested in the Dodge & Cox Balanced Fund*), and the International Growth and Growth Funds (both invested in the Enterprise Group of Funds, Inc., a family of mutual funds sponsored by Enterprise Capital Management, Inc., which is a wholly owned subsidiary of MONY), and the MONY Company Stock Fund (invested primarily in MONY Group Inc. common stock). The Plan's share of the net assets of each of the funds comprising the Trust is determined in proportion to its ownership interest in the outstanding shares of such funds. The accompanying financial statements reflect the Plan's allocated share of the net assets and changes in net assets of the Trust, based on the application of such method.

         On April 17, 2000, MONY began offering a Company stock fund (The "Common Stock Fund") as an investment option. The Common Stock Fund uses "unit" accounting. As a unitized stock fund, the Common Stock Fund holds primarily MONY Group Inc. common stock and a small percentage of cash and short-term instruments, while members hold units of the Common Stock Fund.

         -----------------
         * Prior to May 20, 2002, the assets invested in the Dodge & Cox Balanced Fund were invested in the Enterprise Managed Fund.

              Investment Plan Supplement for Employees and
            Field Underwriters of MONY Life Insurance Company

                      Notes to Financial Statements
        As of and for the years ended December 31, 2002 and 2001


NOTE 1.  DESCRIPTION OF THE PLAN: (Continued)

         B. Contributions

         All Salaried employees and Career Contract Field Underwriters are eligible to participate in the Plan. The Plan has an Internal Revenue Code (the "Code") section 401(k) feature which allows employees and Field Underwriters to elect to have MONY contribute a percentage of their annual benefits bearing compensation to the Plan on the employee's behalf on a pre-tax basis. Participants may elect to defer up to 25% of annual benefits bearing compensation. The Plan also allows for additional, "catch up contributions" of $1,000 in 2002, for all participants age 50 or older, in accordance with IRS code, section 414
         (v). These "catch up" contributions must be made via payroll deduction, and are not eligible for company matching.

         The Plan provides that the total contribution by MONY in any one calendar year cannot exceed 5% of its prior year's income from operations before dividends to policyholders and federal income taxes, excluding capital gains and losses. MONY matches 100% of the first 3% of employee contributions and the first 2% of Field Underwriter contributions to the Plan. All MONY matching contributions will be allocated to the Common Stock Fund. For employees/Field Underwriters who choose to direct their contributions to the Common Stock Fund, MONY will make an additional .15% match on the first 3% of employee contributions, and the first 2% for Field Underwriters contributions, directed to this Fund.

         MONY provides a profit-sharing contribution for eligible salaried employees. This contribution ranges from 0% to 6% of each eligible employee's salary. The Board of Directors approves this contribution on the basis of recommendations of the Benefits Committee of The Board of Directors of MONY Life Insurance Company.

         All participant contributions are used to purchase shares in the funds described in (A), as elected by the participant. A Plan participant is entitled to the vested value of accumulated shares credited to the participant's account, including any earnings therefrom. All company matching contributions will be allocated to the Common Stock Fund.

              Investment Plan Supplement for Employees and
            Field Underwriters of MONY Life Insurance Company

                      Notes to Financial Statements
        As of and for the years ended December 31, 2002 and 2001


NOTE 1.  DESCRIPTION OF THE PLAN: (Continued)

         For all funds other than the GFF, GIC Fund (see below) and the Common Stock Fund, a member may make unlimited transfers. For the Common Stock Fund, member contributions which were credited with matching contributions of 1.15%, may not be transferred from the Common Stock Fund until 3 years from the date of the contribution. MONY matching contributions are not eligible for transfer from the Common Stock Fund until the later of: (i) participant's 50/th/ birthday, (ii) April 28, 2005, or (iii) the 5/th/ anniversary of an employee's employment or re-employment date. Money transferred from the GIC Fund, cannot be transferred back into the GIC Fund for 90 days. The GFF maintains balances from prior transfers and deposits; however, transfers and contributions are no longer permitted into this fund.

         C. Vesting

         The Plan describes procedures for withdrawal of accumulated shares by participants during their active service with MONY. Participating employees and Field Underwriters become vested under the following schedule:

         Years of Vesting Service
         ------------------------

         Less than 2 years of service                           0%
         2 to 3 years of service                               25%
         3 to 4 years of service                               50%
         4 to 5 years of service                               75%
         Over 5 years of service                              100%

         All shares purchased with MONY contributions are also fully vested upon termination of service for, early, normal or postponed retirement as defined in the Retirement Income Security Plan for Employees of MONY Life Insurance Company ("RISPE") and upon death while employed by MONY.

         D. Disability Benefits

         Participants entitled to receive long-term disability benefits under MONY's 1946 Security Plan for Employees are precluded from continuing to make employee contributions to the Plan once the participants are determined to have incurred a total disability. Field Underwriters continue to have 401(k) contributions deducted from career contract earnings they generated prior to becoming disabled.

              Investment Plan Supplement for Employees and
            Field Underwriters of MONY Life Insurance Company

                      Notes to Financial Statements
        As of and for the years ended December 31, 2002 and 2001


NOTE 1.  DESCRIPTION OF THE PLAN: (Continued)

         E. Loans

         The Plan includes a 401(k) loan feature. Participants may generally borrow the lesser of $50,000 or 50% of their vested account balances contained in their 401(k) account. The Employee Retirement Plan Account (414 (k)) is also included to calculate the amount available, but is excluded from loan depletion. Loans are not to exceed five years, and interest is charged at rates equivalent to secured lines of credit through JPMorgan Chase & Co. and MONY Federal Credit Union, Syracuse, New York. Participant loans had an applicable rate ranging from 6.50% to 11.75% in 2002 and 2001. Interest and principal payments are made through periodic payroll deductions.

         F. Forfeited Accounts

         At December 31, 2002 and 2001, forfeited nonvested accounts totaled $579,590 and $525,278, respectively. These accounts will be used to reduce future MONY contributions, except as defined in the Plan. These amounts are reflected in the accompanying financial statements.

         G. Payment of Benefits

         Upon termination, retirement or death, a participant or beneficiary generally may elect to receive either a lump-sum amount, installment payments or any other optional income arrangement permitted by the Plan, equal to the value of the vested shares allocated to the account. Accumulated shares credited to participants electing a non-installment optional income arrangement are withdrawn from the Plan. The accompanying financial statements include net assets available for active employees currently participating in the Plan and terminated or retired participants who have elected installment payments, or a deferred settlement.

         An employee may elect to roll over a lump-sum distribution from RISPE into the Plan.

         A Field Underwriter may elect to roll over a lump-sum distribution from the Field Underwriter Retirement Plan into the Plan.

              Investment Plan Supplement for Employees and
            Field Underwriters of MONY Life Insurance Company

                      Notes to Financial Statements
        As of and for the years ended December 31, 2002 and 2001


NOTE 1.  DESCRIPTION OF THE PLAN: (Continued)

         H. Plan Termination

         MONY may amend or modify the Plan. Moreover, MONY may terminate the Plan, although management has no present intention of terminating the Plan. In the event the Plan is terminated, participants' accounts become fully vested.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Basis of Accounting

         The Plan's financial statements are prepared on the accrual basis of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         Interest income is accrued as earned.

         Short-term securities other than money market instruments, with 60 days or less to maturity at the time of purchase, are valued at amortized cost, which approximates fair value. Money market instruments are valued at cost, which approximates fair value; all other short-term securities are valued at fair value.

         Common stocks are valued at the closing market prices for securities traded on national securities exchanges, or at the last "bid" prices for "over-the-counter" securities.

         Bonds actively traded on a national securities exchange are valued at the last reported sales prices. Bonds traded "over-the-counter" are valued at the last reported "bid" prices.

              Investment Plan Supplement for Employees and
            Field Underwriters of MONY Life Insurance Company

                      Notes to Financial Statements
        As of and for the years ended December 31, 2002 and 2001


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

         The Plan's investments in MONY's Pooled Accounts Nos. 4, 10B, 38 and 40, the Common Stock Fund, and Mutual Funds are valued at quoted market values. Purchases and sales of shares of ownership in MONY's Pooled Accounts and Mutual Funds are recorded on a trade date basis. Realized gains and losses on disposition of shares are determined on the first-in/first-out basis.

         The Plan's investments in MONY's GIC Fund and the GFF are stated at contract value, including accrued interest, which approximates fair value.

         The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments in MONY's Pooled Accounts, Common Stock Fund, and Mutual Funds, which consists of realized gains or losses and the unrealized appreciation or depreciation on those investments for the year.

         Participants' loans are recorded as unpaid principal balance.

         The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, guaranteed interest contracts, and other investment securities, through pooled separate accounts. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

              Investment Plan Supplement for Employees and
            Field Underwriters of MONY Life Insurance Company

                      Notes to Financial Statements
        As of and for the years ended December 31, 2002 and 2001


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

         Investments in MONY's Pooled Accounts, Mutual Funds, Company Stock, and MONY's Guaranteed Interest Contracts:

         The shares and unit values of the Plan's investments in MONY's Pooled Accounts, Mutual Funds, Company stock, and MONY's GICs, which represent rounded amounts, reflected above as of December 31, 2002 and 2001, are as follows:

                                                      December 31, 2002         December 31, 2001
                                                      -----------------         -----------------
                                                                  Unit                      Unit
                                                        Number   Value            Number   Value
                                                          of      Per               of      Per
                                                        Shares   Share            Shares   Share
                                                        ------   -----            ------   -----
         Pooled Accounts:
                                         No. 4        1,619,776  $25.04         1,612,086 $24.66
                                         No. 10B        956,554   64.88         1,077,995  85.87
                                         No. 16 -'99    693,905   12.13           817,708  11.54
                                         No. 38         768,559   38.40           735,585  34.63
                                         No. 40       1,679,862   50.95         1,781,014  60.19
         Guaranteed Interest Contracts:
                                         GIC 23               -       -           109,525  13.12
                                         GIC 24               -       -           178,060  13.16
                                         GIC 25         143,213   13.07           156,355  12.39
                                         GIC 26         136,288   12.62           165,468  11.98
                                         GIC 27         120,907   11.96           133,205  11.43

                                         GIC 28       2,923,702   12.18         2,127,928  11.55

         Mutual Funds:
                          Managed/Balanced            2,763,576    7.93         2,958,396   8.78
                          International                 601,271   11.96           614,435  14.87
                          Growth                        713,993   16.17           708,648  21.02

         Company Stock:

                          Common Stock Fund           1,606,604    7.47         1,089,251  10.76

              Investment Plan Supplement for Employees and
            Field Underwriters of MONY Life Insurance Company

                      Notes to Financial Statements
        As of and for the years ended December 31, 2002 and 2001


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

         MONY's Pooled Accounts are separate accounts whose assets and liabilities are segregated from the other assets and liabilities of MONY. Management believes these pooled account assets and liabilities will not be affected by liabilities that may arise out of any other business that MONY may conduct.

         Pooled Account No. 4, the Money Market Account, is a separate account primarily invested in commercial paper. Its objectives are to obtain a high level of current income consistent with the preservation of capital and to maintain a quality portfolio of short-term money market instruments.

         Pooled Account No. 10B, the Special Equity Account, is a separate account invested in securities of small-to-medium size market capitalization companies.

         Pooled Account No. 16-'99, the Government Fixed Fund, is a separate account that provides for guaranteed rates of return on principal and interest. The Fund is invested solely in obligations of the U.S. Government and U.S. Government Agencies, which include Treasury Bonds, Bills, Notes and Agency Obligations.

         Pooled Account No. 38, the Public Bond Account, is a separate account primarily invested in a diversified portfolio of publicly traded corporate bonds, concentrated in investment-grade issues in the four highest major-ranking categories established by Moody's or Standard & Poor's.

         Pooled Account No. 40, the Equity Income Account, is a separate account primarily invested in common stock with relatively high current yields. Its objective is to offer above-average current income and the opportunity for capital appreciation.

         Managed/Balanced Fund is a portfolio consisting of common stocks, bonds and cash equivalents. Assets of the Managed/Balanced Fund are allocated among stocks, bonds and cash equivalents based upon the portfolio manager's evaluation of economic and market trends and the manager's perception of the relative values available from such types of securities. There is neither a minimum nor a maximum percentage of portfolio assets that must be invested in a specific investment category.

         International Fund is a diversified international asset management mutual fund that seeks capital appreciation primarily through a portfolio of non-U.S. equities.

              Investment Plan Supplement for Employees and
            Field Underwriters of MONY Life Insurance Company

                      Notes to Financial Statements
        As of and for the years ended December 31, 2002 and 2001


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

         Growth Fund invests in the stocks of companies with long-term earnings potential but which are currently selling at a discount to their estimated long term value. The Fund's equity selection process is generally lower risk than a typical growth stock approach.

         Common Stock Fund invests in MONY Group Inc. common stock, with the portion of the Fund not invested in common stock invested in cash and short-term investments.

         Guaranteed Interest Contracts are contracts with MONY that provide for guaranteed rates of return on principal invested over specified time periods. The assets supporting these contracts are invested with the general assets of MONY. Loans are not permitted from the GIC Fund or GFF. A market value adjustment may apply if the participant elects a withdrawal or transfer from a GIC Fund or GFF outside an established period.

NOTE 3.  INVESTMENTS:

         The following represents investments with fair values of 5% or more of the Plan's net assets as of December 31, 2002 and 2001:

         Issuer/Description                         2002              2001
         ------------------                         ----              ----

         MONY's Pooled Accounts:

             No. 4                              $ 40,562,114      $ 39,758,183
             No. 10B                              62,057,561        92,567,150
             No. 38                               29,514,774        25,471,447
             No. 40                               85,587,270       107,191,073

         GIC 28 (no maturity date at 5.60 %)      35,619,258        24,586,448

         Managed/Balanced Fund                    21,928,375        26,263,156

              Investment Plan Supplement for Employees and
            Field Underwriters of MONY Life Insurance Company

                      Notes to Financial Statements
        As of and for the years ended December 31, 2002 and 2001


NOTE 4.  TAX STATUS:

         The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated February 9, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

NOTE 5.  ADMINISTRATIVE FEES:

         All usual and reasonable expenses of the Plan and the Plan administrator are paid by the Company but an amount approximating to .15% of the net asset values is reimbursed to the Company. The Plan's reimbursement to the Company for the year ended December 31, 2002 was $569,898.

NOTE 6.  TRANSACTIONS WITH PARTIES IN INTEREST:

         Fees paid during the year for trustee, recordkeeping, accounting and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

                  Investment Plan Supplement for Employees and
                Field Underwriters of MONY Life Insurance Company

                    Schedule of Assets (Held at End of Year)
                             As of December 31, 2002


Issuer/Description                               Historical Cost     Fair Value
------------------                               ---------------     ----------
MONY's Pooled Accounts:
  No. 4                                            $ 40,251,491     $ 40,562,114
  No. 10B                                            77,876,254       62,057,561
  No. 16 - `99 at 5.25%                               8,415,515        8,415,515
  No. 38                                             21,336,892       29,514,774
  No. 40                                             96,782,830       85,587,270
                                                   ------------     ------------
                                                    244,662,982      226,137,234
                                                   ------------     ------------

MONY's Guaranteed Interest Contracts:
  GIC 25 matures January 1, 2003 at 5.65%             1,872,013        1,872,013
  GIC 26 matures July 1, 2003 at 5.45%                1,719,472        1,719,472
  GIC 27 matures January 1, 2004 at 4.75%             1,445,625        1,445,625
  GIC 28 no maturity date at 5.60%                   35,619,257       35,619,257
                                                   ------------     ------------
                                                     40,656,367       40,656,367
                                                   ------------     ------------
Mutual Funds:
  Managed/Balanced                                   20,430,506       21,928,375
  International Growth                                7,542,508        7,190,987
  Growth                                             13,712,977       11,543,993
                                                   ------------     ------------
                                                     47,346,603       40,663,355
                                                   ------------     ------------

Company Stock:
  Common Stock Fund                                  16,818,737       11,998,122
                                                   ------------     ------------

Participants Loans                                   12,339,088       12,339,088
                                                   ------------     ------------

Total                                              $356,193,165     $331,794,166
                                                   ============     ============

                  Investment Plan Supplement for Employees and
                Field Underwriters of MONY Life Insurance Company

                  Schedule of Series of Reportable Transactions
                      For the year ended December 31, 2002


                                   Number of   Total Value of   Number of   Total Value of   Cost of Assets   Net Realized
   Description of Investment       Purchases      Purchases       Sales         Sales              Sold        Gain/(Loss)
Money Market Account                  385       $ 46,152,236      1,047       $46,015,567     $ 45,172,922    $   842,645
Stock (Equity) Income Account         351         12,661,644        801        18,206,382       23,692,850     (5,486,469)
Special Equity Account                377         13,350,106        937        22,269,858       23,582,461     (1,312,603)
Managed / Balance Fund                301         29,692,287       1701        31,300,907       33,950,247     (2,649,340)

       Pursuant to the requirements of the Securities Exchange
     Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                               INVESTMENT PLAN SUPPLEMENT FOR
                                               EMPLOYEES AND FIELD
                                               UNDERWRITERS OF MONY LIFE
                                               INSURANCE COMPANY





   Date: June 27, 2003                     /s/ Robert M. Beecroft
                                               -------------------------------
                                                     Robert M. Beecroft
                                                      Secretary -
                                                      Benefit Plan
                                                      Administration Committee,
                                                      as Plan Administrator